Mail Stop 4561

July 19, 2007

VIA USMAIL and FAX (260) 833 - 4411

Mr. Michael Pacult
Chief Executive Officer
Atlas Futures Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 199901

> **Re:** **Atlas Futures Fund, Limited Partnership**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 4/2/2007**
> **File No. 333-53111**

Dear Mr. Michael Pacult:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief